UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C. 20549

                           FORM N-8F/A

                APPLICATION FOR DEREGISTRATION OF
              CERTAIN REGISTERED INVESTMENT COMPANIES

                   1940 Act File No. 811-4421


               CO-OPERATIVE BANK INVESTMENT FUND
                   d/b/a Bank Investment Fund
       (Exact Name of Registrant as Specified in Charter)


                         75 Park Plaza
                    Boston, Massachusetts 02116-3934
            (Address of Principal Executive Offices)

                         (617) 695-0415
                (Registrant's Telephone Number)


                      WILLIAM F.CASEY, JR.
                           President
                     Bank Investment Fund
                         75 Park Plaza
                Boston, Massachusetts 02116-3934
            (Name and Address of Agent for Service)


Filed Date as of:  08/31/2005


Date as of Change: 09/06/2005










FORM N-8F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
Application for Deregistration of Certain Registered
Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for
descriptions, see Instruction 1 above):
        [x]	Merger
        [  ]	Liquidation
        [  ]	Abandonment of Registration
        (Note: Abandonments of Registration answer only
questions 1 through 15, 24 and 25 of this form and complete
verification at the end of the form.)
        [  ]	Election of status as a Business Development
Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Co-operative Bank Investment Fund d/b/a
Bank Investment Fund


3.	Securities and Exchange Commission File No.:  811-4421


4.	Is this an initial Form N-8F or an amendment to a
previously filed Form N-8F?

[ ]	Initial Application	[x]	Amendment


5.	Address of Principal Executive Office (include No. and
Street, City, State, Zip Code):
     75 Park Plaza  Boston, MA  02116

	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                 William F. Casey, Jr., President
                 Bank Investment Fund  75 Park Plaza
                 Boston,  MA  02116,  617 695-0415


7.	Name, address and telephone number of individual or
entity responsible for maintenance and preservation of fund`s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                 William F. Casey, Jr., President
                 Bank Investment Fund  75 Park Plaza
                 Boston,  MA  02116  617 695-0415


NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8.	Classification of fund (check only one):
[x]	Management company;
[  ]	Unit investment trust; or
[  ]	Face-amount certificate company.


9.	Subclassification if the fund is a management company
(check only one):
[x]	Open-end		[  ]	Closed-end


10.	State law under which the fund was organized or formed
(e.g., Delaware or Massachusetts):  Massachusetts

11.	Provide the name and address of each investment adviser of
the fund (including sub-advisers) during the last five years, even if the fund`s contracts with those advisers have been terminated: Not Applicable Internally managed


12.	Provide the name and address of each principal underwriter
of the fund during the last five years, even if the fund`s contracts with those principal underwriters have been terminated: Not Applicable


13.	If the fund is a unit investment trust (``UIT``) provide:

(a)	Depositor`s name(s) and address(es):

(b)	Trustee`s name(s) and address(es):


14.	Is there a UIT registered under the Act that served as a
vehicle for investment in the fund (e.g. an insurance company separate account)?

[  ]  Yes 	[x]  No

If Yes, for each UIT state:

Name(s):
File No.:
Business Address:


15.	(a)	Did  the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x]  Yes 	[  ]  No

        If Yes, state the date on which the board vote took place:
                    July 18, 2005

        If No, explain:


(b)	Did the fund obtain approval from the shareholders
concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ]  Yes 	[x]  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Pursuant to ``Exemptive Orders`` under Investment
Company Act Release Nos. 14732 (Sept. 20, 1985)
(Notice) and 14760 (Oct. 17, 1985) (Order);
Investment Company Act Release Nos. 15126 (June
3, 1986) (Notice) and 15205 (July 16, 1986)
(Order); and Investment Company Act Release Nos.
18931 (Sept. 4, 1992) (Notice) and 18988 (Sept. 30,
1992) (Order) the shareholder voting is not required. Board of Incorporators vote was obtained on July 19, 2005.


II.	Distributions to Shareholders


16.	Has the fund distributed any assets to its shareholders in
connection with the Merger 	or Liquidation?

[x]  Yes 	[  ]  No

(a)	If Yes, list the date(s) on which the fund made those
distributions:
                        August 29, 2005

(b)	Were the distributions made on the basis of net
assets?

[x]  Yes 	[  ]  No

(c)	Were the distributions made pro rata based on share
ownership?

[x]  Yes 	[  ]  No

(d)	If No to (b) or (c) above, describe the method of
distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)Liquidations only:
   Were any distributions to shareholders made in kind?

               [  ]  Yes	[  ]  No

        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.	Closed-end funds only:
        Has the fund issued senior securities?

               [  ]  Yes	[  ]  No

        If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


18.	Has the fund distributed all of its assets to the fund`s
shareholders?

        [x]  Yes 	[  ]  No
If No,

(a)	 How many shareholders does the fund have as of
the date this form is filed?

(b)	Describe the relationship of each remaining
shareholder to the fund:


19.	Are there any shareholders who have not yet received
distributions in complete liquidation of their interests?

[  ]  Yes 	[x]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.	Assets and Liabilities


20.	Does the fund have any assets as of the date this form is
filed?
	(See question 18 above)

[  ] Yes 	[x] No

If Yes,

(a)	Describe the type and amount of each asset retained
by the fund as of the date this 	form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ] Yes		[  ] No


21.	Does the fund have any outstanding debts (other than face-
amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes		[x] No

If Yes,

(a)	Describe the type and amount of each debt or other
liability:

(b)	How does the fund intend to pay these outstanding
debts or other liabilities?


IV.	Information About Event(s) Leading to Request for
Deregistration


22.	(a)	List the expenses incurred in connection with the
Merger or Liquidation:
        (i)	Legal Expenses:   $82,000
        (ii)	Accounting Expenses:   $8,000
        (iii)	Other expenses (list and identify separately):
        (iv)	Total expenses (sum of lines (i)-(iii) above):
                  $90,000

(b)	How were those expenses allocated   $20,000
allocated to Fund One (Series 1) and Liquidity Fund (Series
2) based on average net assets.

(c)	Who paid those expenses?   Remaining $70,000 of
reorganization expenses paid by Shay Assets Management, Inc., the investment adviser to the acquiring funds.

(d)	How did the fund pay for unamortized expenses (if
any)?


23.  	Has the fund previously filed an application for an order of
the Commission regarding the 	Merger or Liquidation?

[  ] Yes		[x] No

If Yes, cite the release numbers of the Commission`s notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.	Conclusion of Fund Business


24.	Is the fund a party to any litigation or administrative
proceeding?

[  ] Yes		[x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25.	Is the fund now engaged, or intending to engage, in any
business activities other than those necessary for winding up its affairs?

[  ] Yes		[x] No

If Yes, describe the nature and extent of those activities:


VI.	Mergers Only


26.	(a)	State the name of the fund surviving the Merger:
Asset Management Fund, a Delaware Statutory Trust (the
acquiring fund) with respect to AMF Short U.S.
Government Fund (as to Fund One  Series 1) and AMF
Money Market Fund ( as to Liquidity Fund   Series 2),
each a separate series of the acquiring trust. Following the merger, neither of the funds surviving the merger will rely on the ``Exemptive Orders``.

(b)	State the Investment Company Act file number of
the fund surviving the Merger:  811-03541

(c)	If the merger or reorganization agreement has been
filed with the Commission, state the file number(s), form type used and date the agreement was filed:
File No: 333-126832 on Form N-14 on August 25,
2005.

(d)	If the merger or reorganization agreement has not
been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
        The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Co-operative Bank Investment
Fund d/b/a Bank Investment Fund, (ii) he is the President of Co-operative Bank Investment Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date: August 31, 2005
Name:
/s/ William F. Casey, Jr.
Title: President